FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”), pursuant to article 157 of the Brazilian Law No. 6,404/1976 and CVM Instruction 358/2002, both as amended, hereby informs its shareholders and the market the folllowing.

Considering the completion of the spin-off of Sendas Distribuidora S.A. (“Assaí”), Jorge Faiçal, currently the Officer responsible for the Multi Retail Business, assumes the position of CEO of GPA, with assets in Brazil, Colombia, Uruguay and Argentina, replacing Cristophe Hidalgo, who held this position on an interim basis and will remain on the Board of Directors and committees of GPA.

In addition, Guillaume Gras assumed the position of Vice President Finance Officer and Isabela Cadenassi returned to the position of Investor Relations Officer, after her period on maternity leave. Belmiro Gomes, who held the position of GPA’s Statutory Director, resigns from GPA’s Board of Directors and will remain as Chief Executive Officer of Assaí.

GPA thanks for the relevant services provided by Christophe and Belmiro during their terms.

For Ronaldo Iabrudi, Co-Vice Chairman of GPA’s Board of Directors, “Christophe Hidalgo added a lot to the Company in the position of Chief Financial Officer and in the role of Interim Chief Executive Officer was decisive in the Company’s spin-off process. I am confident that he will continue to contribute as a member of GPA’s Board of Directors and Committees. Jorge Faiçal, in turn, with more than 25 years of retail experience, will lead the growth process of GPA in Brazil and Latin America. ”

Lastly, pursuant to article 28 of CVM Instruction 308/99, the Company informs that, also due to the spin-off and aiming better governance practices with the segregation of the audit services of the two companies, the Board of Directors approved the hiring of Deloitte Touche Tohmatsu Auditores Independentes (“DTT”) in replacement of Ernst & Young Auditores Independentes (“EY”) to provide external audit services to GPA as of the first quarter of 2021.

The Company informs that it obtained prior consent from EY in relation to the replacement.

São Paulo, March 19, 2021.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 19, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.